Exhibit 2

News Release

RINKER RAISES ANNUAL PROFIT EXPECTATIONS

Based on preliminary unaudited results

Rinker Group Limited (Rinker) today announced that group profit for the year ended 31 March 2006 (YEM06) would be higher than expected, due mainly to the ongoing strong performance of its major US markets – particularly Florida and Arizona.

Net profit after tax for the full year is forecast to be around US$740 million - up around 50% on the previous corresponding period.

Earnings per share (EPS) is expected to be around 80 US cents per share, up approximately 53% on the previous year.  Earnings per ADR(1) would be around US $4.00, also up around 53%.

One-off gains in the above results include a pretax profit of US$31 million ($20 million after tax) in the US subsidiary Rinker Materials Corporation, following the April 2005 sale of the Buffalo Road quarry in Las Vegas.  Also included is a A$26 million pretax profit (A$18 million after tax) in the Australian subsidiary, trading as Readymix, following the sale of the Emoleum joint venture in February.

Including these one-off gains, Rinker Materials earnings before interest and tax (EBIT) is expected to be up around 53% and Readymix EBIT (in A$) up around 19%.

Previous profit guidance related to trading profit (EBIT), excluding one-off gains, for Rinker Materials (35-40%) and Readymix (flat).  Both subsidiaries are now expected to deliver ahead of that guidance (Rinker Materials around 48%; Readymix around 5%).

Rinker Chief Executive David Clarke said the continuing strong performance of Rinker’s major markets, particularly Florida, Arizona and Nevada, over the fourth quarter was driving the profit improvement.   Rinker Materials EBIT was expected to be up around 54% in the final quarter, with the Readymix trading performance in line with the previous corresponding quarter.

“Ongoing population growth, strong employment and economic expansion, together with healthy state finances, are behind the continuing growth in construction activity,” said Mr Clarke. “These are long term trends in our key markets which support strong activity levels across the residential, non-residential and infrastructure sectors.

“Volumes and prices were higher in most markets across the U.S. during the year,” he said.  “These gains, together with an ongoing program of cost savings and productivity improvements, and a focus on delivering what our customers need, helped over-ride significant increases in fuel and energy, freight and raw materials.”

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515 Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Outlook

Construction activity remains at high levels in both the US and Australia and forecasts for the year ending 31 March 2007 (YEM07) are slightly ahead of last year.

The latest Portland Cement Association (PCA) forecast for the US in calendar 2006 is for a total 2.2% lift in construction activity - comprising a 4.8% improvement in public/infrastructure construction, a 0.4% decline in housing and a 6.4% lift in non-residential construction.

“It is very early in our current financial year, but in the US we continue to see substantial housing backlogs reported by many of our customers, together with improving activity levels in the non-residential sector – particularly in retail, tourism and education – and higher infrastructure lettings in almost every state,” said Mr Clarke. “Construction activity in our key states continues to be very strong.

In Australia, economic commentator BIS Shrapnel expects a 1.4% total lift in construction activity in YEM07, including engineering/infrastructure up 6.1%, non-residential up 3.0% and housing down 5.1%.  The Housing Industry Association however is forecasting a 1.1% rise in housing starts over the same period.

“In Australia, housing continues to weaken amid increasing indications that it may be bottoming, while commercial and infrastructure continue at strong levels,” said Mr Clarke.

Rinker expects to deliver another year of strong growth in revenue and profit in YEM07.  EPS is expected to be in the range of 86 to 92 US cents, up 13% to 21% over Rinker’s EPS estimates for the fiscal year just ended, excluding one off gains.

These expectations assume the construction activity levels cited above and that mining activity is not significantly curtailed due to future developments in the Florida Lake Belt litigation (most recently discussed by Rinker in its 23 March 2006 advice to the market), the outcome/s of which Rinker is unable to predict.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Market capitalization is around US$12 billion. Rinker has over 13,000 employees in over 780 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

6 April 2006	RIN 13-06

1.  One Rinker ADR (American Depositary Receipt) is equivalent to five ordinary shares